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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                            COMPTEK RESEARCH, INC.
                           (Name of Subject Company)

                               ---------------

                           YAVAPAI ACQUISITION CORP.
                         NORTHROP GRUMMAN CORPORATION
                       (Name of Filing Person--Offeror)

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                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                               ---------------

                                   666807102
                     (CUSIP Number of Class of Securities)

                               ---------------

                                John H. Mullan
                    Corporate Vice President and Secretary
                            1840 Century Park East
                         Los Angeles, California 90067
                                (310) 553-6262
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Person)

                               ---------------

                                  Copies to:
      Charles M. Nathan         Christopher A. Head     James R. Tanenbaum
    Thomas W. Christopher       Comptek Research, Inc.  Richard S. Forman
Fried,Frank, Harris, Shriver & Jacobson
                                 2732 Transit Road     Stroock & Stroock &
     One New York Plaza     Buffalo, New York 14224         Lavan LLP
  New York, New York 10004       (716) 677-4070          180 Maiden Lane
       (212) 859-8000                                   New York, New York
                                                              10038

                           CALCULATION OF FILING FEE      (212) 806-5400
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             TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
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
                  $133,486,459                                       $26,698
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*  Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange
   Act of 1934, based upon (a) $17.34, the average of the high and low price per share of Comptek Research, Inc. common stock on June 29, 2000 as reported on the American Stock Exchange, multiplied by (b) 7,698,181, representing the aggregate number of shares of Comptek Research, Inc.
   common stock outstanding on July 5, 2000 plus the maximum number of shares expected to be issued pursuant to outstanding options prior to the date the offer is expected to be consummated.
** One-fiftieth of 1% of the value of the transaction.

[X]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:              Filing Party: Northrop Grumman
  $35,241                              Corporation
  Form or Registration No.: Form S-4   Date Filed: July 6, 2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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  This Tender Offer Statement on Schedule TO relates to the offer (the
"Offer") by Northrop Grumman Corporation, a Delaware corporation ("Northrop Grumman"), through its wholly owned subsidiary, Yavapai Acquisition Corp., a Delaware corporation ("Yavapai"), to exchange that number of shares of common stock, par value $1.00 per share (together with the associated preferred stock purchase rights, the "Northrop Grumman Shares") of Northrop Grumman for each issued and outstanding share of common stock, par value $.02 per share (together with the associated preferred stock purchase rights, the "Comptek Shares"), of Comptek Research, Inc., a New York corporation ("Comptek"), based on the exchange ratio described in the Prospectus (as defined below).

  The Offer is made pursuant to an Agreement and Plan of Merger, dated as of June 12, 2000, among Northrop Grumman, Yavapai and Comptek which contemplates a business combination of Comptek and Northrop Grumman (the "Merger"). Northrop Grumman has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Northrop Grumman Shares to be issued to shareholders of Comptek in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus") and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2), respectively, hereto.

  All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Northrop Grumman, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

  Information is disclosed to security holders in a prospectus meeting the requirements Rule 421(d) of the Securities Act of 1933.

Item 3. Identity and Background of Filing Person.

  (c) During the last five years, none of Northrop Grumman, Yavapai or, to the best of their knowledge, any of the persons listed on Annex A to the Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 12. Exhibits.

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
 (a)(1) Prospectus relating to Northrop Grumman Shares to be issued in the Offer and the Merger (incorporated by reference from Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

 (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit
        99.1 to Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

 (a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to
        Exhibit 99.2 to Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Northrop Grumman's Registration Statement on Form S-4 filed on July 6,
        2000).

 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to
        Exhibit 99.4 to Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).
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
 (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to Northrop Grumman's Registration Statement on Form S-4 filed on July 6,
        2000).

 (d)(1) Agreement and Plan of Merger dated as of June 12, 2000, among Northrop Grumman, Yavapai and Comptek (incorporated by reference to Annex B to the Prospectus forming part of Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

 (d)(2) Tender Agreement dated as of June 15, 2000, among Yavapai and certain stockholders of Comptek, named therein (incorporated by reference to Annex C to the Prospectus forming part of Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2000

                                          Yavapai Acquisition Corp.

                                                   /s/ John H. Mullan
                                          By: _________________________________
                                            Name: John H. Mullan
                                            Title: Secretary

                                          Northrop Grumman Corporation

                                                   /s/ John H. Mullan
                                          By: _________________________________
                                            Name: John H. Mullan
                                            Title: Corporate Vice President
                                             and Secretary
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                                 EXHIBIT INDEX

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
 Exhibit
 Number  Exhibit Name
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
 (a)(1) Prospectus relating to Northrop Grumman shares to be issued in the Offer and the Merger (incorporated by reference from Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

 (a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         99.1 to Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

 (a)(3)  Form of Notice of Guaranteed Delivery (incorporated by reference to
         Exhibit 99.2 to Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Northrop Grumman's Registration Statement on Form S-4 filed on July 6,
         2000).

 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

 (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to Northrop Grumman's Registration Statement on Form S-4 filed on July 6,
         2000).

 (d)(1) Agreement and Plan of Merger dated as of June 12, 2000, among Northrop Grumman, Yavapai and Comptek (incorporated by reference to Annex B to the Prospectus forming part of Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).

 (d)(2) Tender Agreement dated as of June 15, 2000, among Yavapai and certain stockholders of Comptek named therein (incorporated by reference to Annex C to the Prospectus forming part of Northrop Grumman's Registration Statement on Form S-4 filed on July 6, 2000).
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